September 14, 2016

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk

Branch Chief, Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Travelport Worldwide Limited Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 18, 2016 File No. 001-36640

Dear Mr. Shenk:

Travelport Worldwide Limited (the “Company”) hereby submits this response to the comment letter dated August 16, 2016 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-referenced Annual Report on Form 10-K. For your convenience, we have restated below the Staff’s comments in bold, followed by the Company’s responses.

Our Competitive Strengths, page 7

Resilient, Recurring, Transaction-based Business Model with High Revenue Visibility and Strong Cash Flow Generation, page 10

1.	In the last paragraph of this section, you discuss Unlevered Free Cash Flow, a non-GAAP measure. Please revise this disclosure to prominently include the most comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

Since the reporting period that commenced January 1, 2016, including for the fiscal quarters ended March 31, 2016 and June 30, 2016, the Company has discontinued the use and disclosure of Unlevered Free Cash Flow as a non-GAAP measure. Following the Company’s deleveraging transactions and refinancing of the Company’s debt, management no longer considers Unlevered Free Cash Flow a useful measure of liquidity. If management decides to use this non-GAAP measure in the future, the Company will present ‘net cash provided by (used in) operating activities,’ the most comparable GAAP measure, with equal or greater prominence, along with the other disclosures required under Item 10(e) of Regulation S-K.

Management Performance Metrics, page 48

2.	Please clarify for us in further detail your definition of the term “Reported Segments” as presented here, as travel provider revenue generating units (net of cancellations) sold by your travel agency network appear to represent a unit of travel, whether purchased together or separately. Clarify what “Reported Segments” encompass with respect to your products and services such as airline ticket, hotel stay, and rental car.

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Response:

The Company defines Reported Segments as “travel provider revenue generating units (net of cancellations) sold by our travel agency network, geographically presented by region based upon the point of sale location.” Reported Segments include both air segments and hospitality segments.

An air segment equates to one leg of a journey and is counted as one Reported Segment. For example, a round trip journey from London to Sydney with a connecting flight in Dubai is counted as four Reported Segments.

A hospitality segment equates to one complete hospitality booking. Hospitality bookings include hotel, car, rail and other non-air bookings. For example, a five-night hotel stay or a three-day car rental is counted as one hospitality segment and is included as one Reported Segment.

A cancellation of a segment reduces Reported Segments.

3.	Your discussion of the purpose for inclusion of the non-GAAP measures of consolidated Adjusted EBITDA and adjusted net income (loss) on page 49 and additionally consolidated adjusted operating income in the Form 10-Q for the period ended June 30, 2016 does not include why you believe the presentation of these measures provide useful information to investors about your performance, as required by Item 10(e)(1)(i)(C) of Regulation S-K. Please revise your disclosure accordingly. Please include a draft of your proposed revised disclosure with your response.

Response:

The Company respectfully acknowledges the Staff's comment and will revise its disclosures in future filings with the Commission to enhance the description of the reasons why management believes the Company’s non-GAAP financial measures provide useful information to the Company’s investors regarding its performance. Set forth below is an example of how the Company will enhance its future disclosures as currently presented in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, page 23, within the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2016.

We utilize non-GAAP (or "adjusted") financial measures, including Adjusted EBITDA, Adjusted Operating Income (Loss), Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share – diluted, to provide useful supplemental information to assist investors in understanding and assessing the Company's performance and financial results on the same basis that management uses internally. These adjusted financial measures provide investors greater transparency with respect to key metrics used by management to evaluate our core operations, forecast future results, determine future capital investment allocations and understand business trends within the industry. These metrics are also used by our Board of Directors to determine incentive compensation for future periods. Management believes the adjusted financial measures assist investors in the comparison of financial results between periods as they exclude certain items that management believes are not reflective of the Company's core operating performance consistent with how management reviews the business.

Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Share – diluted, Adjusted Operating Income and Adjusted EBITDA are supplemental measures of operating performance that do not represent, and should not be considered as, alternatives to net income (loss) or net income (loss) per share – diluted, as determined under U.S. GAAP. In addition, these measures may not be comparable to similarly named measures used by other companies. The presentation of these measures has limitations as analytical tools, and should not be considered in isolation or as a

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substitute for analysis of our results as reported under U.S. GAAP.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue, page F-10

4.	In regard to both travel commerce platform revenue and technology services revenue, you state that revenue is recognized as the services are performed. Please tell us and revise your disclosure to specify when you consider these services performed. For example, you should state whether there are performance metrics that drive revenue recognition or whether you recognize revenue ratably over the subscription term. Please revise similar disclosure throughout your filing including page 54 in MD&A.

Response:

The Company respectfully acknowledges the Staff's comment and will revise its disclosures in future filings with the Commission of annual subscription fees revenue related to its Travel Commerce Platform and Technology Services revenue. Set forth below is how the Company will enhance its future disclosures based on the disclosures within the Annual Report on Form 10-K for the year ended December 31, 2015.

Proposed disclosure for MD&A, page 54, third paragraph

Subscription Fee Model: We collect subscription fees from travel agencies, internet sites and other subscribers to access the applications on our Travel Commerce Platform, including providing the ability to access schedule and fare information, book reservations and issue tickets. Where the contractual terms have fixed amounts of fees, revenue is recognized ratably over the contract period. Where the contractual terms have variable usage of services, revenue is recognized as the services are provided.

Proposed disclosure for Revenue Recognition accounting policy, page F-10, last paragraph

The Company collects annual subscription fees from travel agencies, internet sites and other subscribers to access the applications on its Travel Commerce Platform, including providing the ability to access schedule and fare information, book reservations and issue tickets. Where the contractual terms have fixed amounts of fees, revenue is recognized ratably over the contract period. Where the contractual terms have variable usage of services, revenue is recognized as the services are provided.

Proposed disclosure for Revenue Recognition accounting policy, page F-11, first paragraph

Technology Services Revenue

The Company collects fees, generally on a monthly basis under long-term contracts, for providing hosting solutions and other services to airlines such as pricing, shopping, ticketing, ground handling and other solutions. Where the contractual terms have fixed amounts of fees, revenue is recognized ratably over the contract period. Where the contractual terms have variable usage of services, revenue is recognized as the services are provided.

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Note 7 – Intangible Assets, page F-25

5.	Please tell us the facts and circumstances surrounding your retirement in fiscal 2015 of $98 million in customer relationships, but only $83 million in related accumulated amortization.

Response:

The Company respectfully acknowledges the Staff's comment and notes that the retirements of $98 million and the related $83 million of accumulated amortization relates to customer loyalty payments. The difference is related to: (i) write-offs of customer loyalty payments payable resulting from the renegotiation of subscriber contracts to reduce the amount of cash payable in future periods, (ii) impairments of certain customer loyalty payments resulting from the Company’s periodic evaluation of the recoverability of the assets, and (iii) the reclassification of certain customer loyalty payments to prepaid incentives.

In future filings with the Commission, the Company will present additional columns in the intangible asset roll forward and provide an additional description of the movements should the items described above, or other movements, become material.

Note 18 – Segment Information, page F-48

6.	You state here that you have one reportable segment. We note that you generate revenue from various sources, such as air and beyond air, and various geographic locations. Please tell us whether or not you have any components that are operating segments pursuant to ASC 280-10-50-1 and the basis for your conclusion. If you have operating segments, tell us why you believe aggregation into one reportable segment is appropriate.

Response:

Travelport Worldwide Limited assesses segment reporting in accordance with ASC 280 Segment Reporting, which includes consideration of the information used by the Chief Operating Decision Maker ("CODM") on a regular basis to assess financial performance and allocate resources. The Company has concluded that its Chief Executive Officer (“CEO”) is the CODM as the CEO is responsible for evaluating the Company’s operating results to assess performance and for making key operating decisions, including the allocation of resources. Based on the assessment performed, the Company concluded it has one reportable segment. This reportable segment is comprised of two operating segments, Travelport and eNett (as defined below), that are aggregated into one reportable segment as eNett does not meet the quantitative thresholds prescribed in ASC 280-10-50-12 or other factors to be considered reportable and separately disclosed.

The payment solutions offered by our majority-owned subsidiary, eNett International (Jersey) Limited (“eNett”), are a component of our Travel Commerce Platform that we offer to travel agencies and travel providers. eNett is currently viewed by the CODM as a separate operating segment, as the CODM regularly receives and utilizes separate discrete financial information for eNett, including a profitability measure (Adjusted EBITDA), to assess its financial performance, make strategic decisions and allocate resources for eNett. eNett’s revenue, Adjusted EBITDA and assets, however, are not material to the consolidated results or the assets of the Company as these measures do not meet the quantitative thresholds set forth in ASC 280-10-50-12. Furthermore, management’s qualitative assessment does not denote eNett to be a reportable segment to be disclosed separately.

In addition to the information disclosed in footnote 18 of the consolidated financial statements – Segment Information, in the Company’s Form 10-K for the year ended December 31, 2015, the

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Company has included information with respect to the classification of revenue according to its source as either Travel Commerce Platform revenue (comprised of Air and Beyond Air) or Technology Services revenue in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Forms 10-K and 10-Q and in the "Business" section of Form 10-K filed by the Company with the Commission to provide investors a better understanding of the Company’s operations and composition of its revenues. For the year ended December 31, 2015, Air, Beyond Air and Technology Services represented 72%, 22% and 6%, respectively, of the Company’s net revenue. The Company further discloses Travel Commerce Platform net revenue by geographical region, based on the location code for the segment booking, as the Company believes it provides additional information to investors regarding the global footprint of the use of its platform.

Although the CODM is presented with and reviews net revenue by source – Air, Beyond Air and Technology Services, all other financial information (e.g. cost of revenue, selling, general and administrative expenses, depreciation and amortization, etc.) is reviewed by the CODM on a consolidated basis for the Company as a whole, as there are significant interrelationships between the various activities and sources of revenue. In addition, while Travel Commerce Platform net revenue is presented by geographical region, there is no comparable cost-related information provided, as relationships with travel agents and travel providers are contracted across geographies. Furthermore, there is no internal allocation of central function costs, such as technology development related costs, finance, human resources, legal, etc. across revenue sources or by geographical region.

Accordingly, on the basis of management’s overall analysis, the Company respectfully submits to the Staff that it currently has one reportable segment. The Company will continue to assess segment reporting in accordance with ASC 280 and make changes, if applicable, based on the quantitative thresholds of eNett, and in response to any operational and reporting changes that may occur.

In future filings with the Commission, the Company will provide further disclosure on its conclusion regarding reportable segments. Set forth below is an example of how the Company will enhance its future disclosures based on the disclosures within the Annual Report on Form 10-K for the year ended December 31, 2015 assuming the same facts and circumstances exist.

18. Segment Information, page F-48

The financial measures which the Chief Operating Decision Maker (the “CODM”) uses to evaluate the performance of the Company are net revenue and Adjusted EBITDA, which is defined as net income (loss) from continuing operations excluding depreciation and amortization of property and equipment and acquired intangible assets, amortization of customer loyalty payments, interest, income taxes, gain (loss) on early extinguishment of debt, share of earnings (losses) in equity method investments, and items that the Company’s management and the CODM view as outside the normal course of operation, such as gain on the sale of shares of Orbitz Worldwide Inc., non-cash equity-based compensation, certain corporate and restructuring costs, certain litigation and related costs, and other non-cash items such as foreign currency gains (losses) on earnings hedges, and unrealized gains (losses) on interest rate derivate instruments. Such adjustments are also excluded under the Company’s debt covenants.

Reportable segments are determined based on the financial information which is available and utilized on a regular basis by the CODM to assess financial performance and to allocate resources. The Company has two operating segments, Travelport and eNett; however, the Company reports them together as one reportable segment as eNett does not meet the thresholds for a separate reportable segment.

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In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding these matters, please contact the undersigned.

Sincerely yours,

/s/ Bernard Bot

Bernard Bot

Executive Vice President and Chief Financial Officer

Travelport Worldwide Limited

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